Global Markets & Investment Banking

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New York, New York 10036 646-855-6780

May 29, 2009

Thomas Kluck

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Government Properties Income Trust

Registration Statement on Form S-11 (SEC File No. 333-157455)

Dear Mr. Kluck:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Government Properties Income Trust that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on June 2, 2009 or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that between May 20, 2009 and June 2, 2009 the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated May 20, 2009 (the “Preliminary Prospectus”):

No. of Copies
Prospective Underwriters	12,577
Dealers	25
Institutions	2,861
Retail/ Other	5,426
Total	20,889

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

MERRILL LYNCH & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
WACHOVIA CAPITAL MARKETS, LLC
MORGAN STANLEY & CO. INCORPORATED

By: MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By	/s/ Richard Diaz
Name: Richard A. Diaz
Title: Authorized Signatory

By: WACHOVIA CAPITAL MARKETS, LLC

By	/s/ David Herman
Name: David Herman
Title: Directors

By: MORGAN STANLEY & CO. INCORPORATED

By	/s/ James Collins
Authorized Signatory

For themselves and as Representatives of the other Underwriters named in Schedule A of the Purchase Agreement.